

Mail Stop 3030

September 5, 2018

Via E-mail
Daniel P. Florin
Chief Financial Officer
Zimmer Biomet Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

> **Re: Zimmer Biomet Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-16407**

Dear Mr. Florin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery